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SEC 10028961 IISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18027

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 AND ENDING 12/31/09
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Planners Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7710 Computer Avenue, Suite 100
(No. and Street)

Edina (City) Minnesota (State) 55435 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Donald L. McCoy 952-835-9000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert H. Williams, LLC
(Name – *if individual, state last, first, middle name*)

7400 Metro Boulevard, Suite 100 (Address) Edina (City) Minnesota (State) 55439 (Zip Code)

SEC Mail
Mail Processing
Section
MAR 01 2010
Washington, DC
106

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Donald L. McCoy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Planners Financial Services, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

JAMES L KEATING
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan 31, 2013

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation..
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PLANNERS FINANCIAL SERVICES, INC.

TABLE OF CONTENTS

Robert H. Williams, LLC

Certified Public Accountant
7400 Metro Boulevard, Suite 100
Edina, Minnesota 55439

Telephone (952) 224-4199
Fax (952) 224-4198

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Planners Financial Services, Inc.
Edina, Minnesota

We have audited the accompanying statements of financial condition of Planners Financial Services, Inc. as of December 31, 2009 and 2008, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Planners Financial Services, Inc. at December 31, 2009 and 2008, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Robert H Williams

ROBERT H. WILLIAMS, LLC
Edina, Minnesota

February 2, 2010

PLANNERS FINANCIAL SERVICES, INC.
STATEMENTS OF FINANCIAL CONDITION

as of
December 31, 2009 and 2008

ASSETS

	2009	2008
Cash	$ 100	$ 6,717
Certificate of deposit	6,275	6,203
Total cash and cash equivalents	6,375	12,920
Commissions and accounts receivable	38,922	10,595
Prepaid expenses	6,811	8,254
Accounts receivable - employees	1,000	4,321
Furniture and equipment at cost, less accumulated depreciation of $83,114 and $81,834	1,860	3,140
Client list at cost, less amortization of $7,000	113,000	-
Securities owned:		
Marketable, at market value	5,946	7,413
Not readily marketable, at fair value	-	90,000
Deferred income taxes	1,280	-
Refundable income taxes	2,664	6,186
Total assets	$ 177,858	$ 142,829

LIABILITIES AND STOCKHOLDERS' EQUITY

	2009	2008
Liabilities:		
Cash in bank, overdraft	$ 1,844	$ -
Commissions payable	7,900	4,033
Accounts payable	-	3,987
Accrued retirement plan	3,666	2,417
Accrued payroll taxes	17,168	1,341
Total liabilities	30,578	11,778
Stockholders' equity:		
Common stock, $1 par value, authorized 25,000 Shares, issued 1,736 shares	1,736	1,736
Preferred Stock	40,000	-
Retained earnings	105,544	129,315
Total stockholders' equity	147,280	131,051
Total liabilities and stockholders' equity	$ 177,858	$ 142,829

The accompanying notes are an integral part of these financial statements.

PLANNERS FINANCIAL SERVICES, INC.
STATEMENTS OF INCOME

For The Years Ended
December 31, 2009 and 2008

	2009	2008
Revenues		
Commissions	$ 194,948	$ 460,252
Advisory fees and miscellaneous	614,475	709,917
Interest	111	484
Total revenues	809,534	1,170,653
Expenses		
Commissions	376,149	697,005
Salaries	288,582	293,006
Employee health insurance	9,502	14,833
Retirement plan	6,590	8,577
Payroll taxes	21,725	20,073
Training	3,783	4,907
Rent	46,554	41,562
Insurance	2,186	4,160
Professional fees	3,200	5,706
Advertising	5,194	2,711
Telephone	3,839	4,780
Postage and delivery	2,195	4,037
Books, subscriptions and periodicals	3,896	9,026
Office supplies	16,664	17,837
Licenses, regulatory fees, dues and memberships	7,513	6,187
Office expense	1,962	7,985
Depreciation and amortization	8,280	1,324
Travel and auto expenses	4,841	17,764
Directors fees	7,200	7,200
Interest	28	-
Other expenses	5,457	9,724
Total expenses	825,340	1,178,404
Income (loss) before income taxes	(15,806)	(7,751)
Provision for income taxes		
Current year	(1,611)	490
Deferred income taxes	(1,280)	-
Total provision for income taxes	(2,891)	490
Net income (loss)	$ (12,915)	$ (8,241)

The accompanying notes are an integral part of these financial statements.

PLANNERS FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For The Years Ended
December 31, 2009 and 2008

	Preferred Stock Amount	Common Stock Shares	Common Stock Amount	Retained Earnings	Total
Balance, December 31, 2007	$ -	1,736	$ 1,736	$ 137,556	$ 139,292
Net loss	-	-	-	(8,241)	(8,241)
Balance, December 31, 2008	-	1,736	1,736	129,315	131,051
Net loss	-	-	-	(12,915)	(12,915)
Preferred stock issued	40,000	-	-	-	40,000
Dividend on preferred stock	-	-	-	(10,856)	(10,856)
Balance, December 31, 2009	$ 40,000	1,736	$ 1,736	$ 105,544	$ 147,280

The accompanying notes are an integral part of these financial statements.

PLANNERS FINANCIAL SERVICES, INC.
STATEMENTS OF CASH FLOWS

For The Years Ended
December 31, 2009 and 2008

	2009	2008
Cash flows from operating activities:		
Fees and commissions received	$ 784,417	$ 1,173,058
Cash paid to suppliers and employees	(795,322)	(1,166,476)
Interest received	111	484
Interest paid	(28)	-
Income tax paid	5,133	(22,396)
Net cash used by operating activities	(5,689)	(15,330)
Cash flows used by investing activities:		
Purchase of investments	(30,000)	(30,000)
Cash flows provided by financing activities:		
Proceeds from issuance of preferred stock	40,000	-
Dividend paid	(10,856)	-
Net cash provided by financing activities	29,144	-
Net decrease in cash	(6,545)	(45,330)
Cash and cash equivalents at beginning of year	12,920	58,250
Cash and cash equivalents at end of year	$ 6,375	$ 12,920
Reconciliation of net income to net cash provided (used) by operating activities		
Net income (loss)	$ (12,915)	$ (8,241)
Adjustments:		
Depreciation and amortization	8,280	1,324
Increase in commissions receivable	(28,327)	(3,130)
Decrease in market value of securities	1,467	7,434
Increase in commissions payable	3,867	890
Decrease in prepaid expenses	1,443	5,952
Increase (decrease) in accrued taxes payable	15,827	(18,142)
Decrease (increase) in refundable income taxes	3,522	(6,186)
Decrease in accounts payable	(3,987)	(2,187)
Decrease in accounts receivable-employees	3,321	6,019
Increase in deferred income taxes	(1,280)	-
Increase in cash in bank-overdraft	1,844	-
Increase in accrued retirement plan	1,249	937
Total adjustments	7,226	(7,089)
Net cash provided (used) by operating activities	$ (5,689)	$ (15,330)

The accompanying notes are an integral part of these financial statements.

PLANNERS FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS

For The Years Ended
December 31, 2009 and 2008

1. Organization and Nature of Business

The Company is a securities broker/dealer and registered investment adviser. The Company's main sources of revenue are commissions from sales of investment company shares (mutual funds) and fees charged for investment advisory services. The Company is registered with the United States Securities and Exchange Commission as a securities broker/dealer and as an investment adviser. The Company is registered as an investment adviser in the states of Minnesota, Wisconsin, Arizona, Illinois, Texas, California and Florida and is licensed as a broker/dealer in the states of Minnesota, Iowa, Wisconsin, California, Florida, Illinois, Colorado, Arizona, and North Carolina. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

2. Significant Accounting Policies

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Depreciation – The Company's furniture and equipment is depreciated using primarily a straight line method using estimated useful lives of three to ten years for book purposes and an accelerated method for income taxes.

Cash and Cash Equivalents – For purposes of the statement of cash flows, the Company considers all short term debt securities purchased with a maturity of nine months or less to be cash equivalents.

Securities-Marketable securities are valued at market value and securities not readily marketable are valued at fair value which is the same as cost.

3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Securities Exchange Act Rule 15c3-1), which requires the maintenance of minimum net capital as defined in the Rule. Net capital and the related net capital ratio fluctuate on a daily basis. As of December 31, 2009 and 2008, the Company had a net capital of $7,632 and $12,656 and required net capital of the greater of $5,000 or 6 2/3% of aggregated indebtedness.

4. Exemption – SEC Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission as all customer transactions are cleared through another broker/dealer on a fully disclosed basis. The Company, therefore, is not required to make the periodic computation of reserve requirements for the benefit of customers.

As part of our examination we ascertained that the Company was in compliance with the exemptive provisions of SEC Rule 15c3-3 as of December 31, 2009 and 2008. No facts came to our attention indicating that the firm had not complied with the conditions of the exemption to Rule 15c3-3 since the last audit.

5. Certificate of Deposit

This is a five month certificate maturing January 21, 2010 with interest at .90%.

6. SIPC Supplemental Report

The requirement for filing an SIPC Supplemental Report is not applicable, since SIPC has suspended assessments based on net operating revenue. The minimum fee of $150 was paid in 2009 and 2008.

7. Lease Commitment

The Company occupies its office facilities pursuant to a five year lease commencing May 1, 2008 with a base rent of $1,568.13 per month for the first two years, $1,688.75 for the third year, $1,749.06 for the forth year and $1,809.38 for the fifth year plus operating and tax costs. Minimum lease payments are as follows:

Year	Amount
2010	$19,783
2011	20,747
2012	21,471
2013	7,238

8. Pension Plan

The Company has a salary reduction plan or SARSEP that covers all employees who are at least twenty-one years of age, have performed services in at least one year, and had at least $400 in compensation. The employee can contribute a maximum of 15% of compensation not to exceed $10,000. The Company contributes 50% of the employee's contribution up to a maximum of 4% of their annual salary. Company contributions for 2009 and 2008 were $6,590 and $8,577 respectively.

9. Income Taxes

The current and deferred portions of the income tax expense included in the statement of income as determined in accordance with FASB Statement No. 109, Accounting for Income Taxes, are as follows:

	Current
Federal	$ (1,911)
Minnesota	300
Total	$ (1,611)

	Deferred
Minnesota	$ (1,280)

The company has a net operating loss carry forward for state income tax purposes of $13, 059.

Robert H. Williams, LLC

Certified Public Accountant
7400 Metro Boulevard, Suite 100
Edina, Minnesota 55439

Telephone (952) 224-4199
Fax (952) 224-4198

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Planners Financial Services, Inc.
Edina, Minnesota

We have audited the accompanying financial statements of Planners Financial Services, Inc. as of and for the years ended December 31, 2009 and 2008, and have issued our report thereon dated February 2, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robert H. Williams

ROBERT H. WILLIAMS, LLC
Edina, Minnesota

February 2, 2010

PLANNERS FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15(c)3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2009

Net capital		
Total stockholders' equity		$147,280
Deductions		
Non-allowable assets:		
Prepaid expenses	$ 6,811	
Furniture and equipment	1,860	
Accounts receivable and employees advances	6,517	
Petty cash	100	
Refundable income taxes	2,664	
Commissions receivable (non-allowable)	6,515	
Deferred income taxes	1,280	
Client list	113,000	
Total deductions		138,747
Adjusted net capital before haircuts		8,533
Haircuts on securities		
$5,946 common stock @ 15%	892	
Certificate of deposit	8	
Total haircuts on securities		900
Adjusted net capital		$ 7,633

COMPUTATION OF EXCESS NET CAPITAL

Adjusted net capital		$ 7,633
Minimum net capital required:		
Dollar minimum	$ 5,000	
6 2/3% of aggregate indebtedness	2,039	
Greater of above		5,000
Excess net capital		$ 2,633

COMPUTATION OF AGGREGATE INDEBTEDNESS

Commissions payable	$ 7,900
Accrued retirement plan	3,666
Accrued taxes	17,168
Cash in bank-overdraft	1,844
Total aggregate indebtedness	$ 30,578
Net capital ratio	400.60%

See independent auditors report on supplementary information.

PLANNERS FINANCIAL SERVICES, INC.
RECONCILIATION BETWEEN THE COMPUTATIONS FOR DETERMINING NET CAPITAL AND AGGREGATE INDEBTEDNESS AS PRESENTED HEREIN AND AS REPORTED BY THE COMPANY IN FORM X-17A-5(A)

December 31, 2009

		Net Capital		Aggregate Indebtedness
Total per Form X-17a-5(a)	$	7,632	$	28,733
Adjustments:				
Cash in bank-overdraft		-		1,844
Rounding off		1		1
Total per this report	$	7,633	$	30,578

See independent auditors report on supplementary information.

Robert H. Williams, LLC

Certified Public Accountant
7400 Metro Boulevard, Suite 100
Edina, Minnesota 55439

Telephone (952) 224-4199
Fax (952) 224-4198

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
Planners Financial Services, Inc.
Edina, Minnesota

In planning and performing our audit of the financial statements and supplemental schedule of Planners Financial Services, Inc. for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of difference required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Robert H Williams

ROBERT H. WILLIAMS, LLC
Edina, Minnesota

February 2, 2010

PLANNERS FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS

As of
December 31, 2009